Exhibit 1 – Reconciliation to accounting principles generally accepted in the United States

This reconciliation should be read in conjunction with our unaudited interim financial statements and accompanying notes for the quarter and six months ended June 30, 2010.  The un-audited consolidated financial statements of the Company for the six month periods ended June 30, 2010 and 2009, and the audited consolidated financial statements for the year ended December 31, 2009 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”).  The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.  The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note.  Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.

Consolidated Balance Sheets			As at
	June 30, 2010		December 31, 2009		June 30, 2009
	$ (Un-audited)		$		$ (Un-audited)
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Assets
Current assets:
Cash and cash equivalents (4)	31,665,252	30,157,906	46,449,819	44,754,405	96,350,890	94,151,835
Cash restricted	19,205,733	19,205,733	22,698,829	22,698,829	14,520,001	14,444,910
Trade receivables	75,215,453	75,215,453	61,194,136	61,194,136	40,126,498	40,126,498
Derivative contracts receivables	483,000	483,000	-	-	-	-
Other assets (4)	572,435	651,218	639,646	1,496,621	698,090	587,382
Inventories	82,339,714	82,339,714	70,127,049	70,127,049	114,045,411	114,045,411
Prepaid expenses	2,876,807	2,876,807	6,964,950	6,964,950	2,834,453	2,834,453
Total current assets	212,358,394	210,929,831	208,074,429	207,235,990	268,575,343	266,190,489
Non-current assets:
Cash restricted	6,374,126	6,374,126	6,609,746	6,609,746	6,844,439	6,844,439
Goodwill (4)	6,626,317	864,377	6,626,317	864,377	5,761,940	-
Deferred financing costs (3), (5)	-	798,750	-	910,722	-	1,022,695
Investment in LNG Project (4)	-	13,891,457	-	13,121,141	-	15,788,960
Plant and equipment (1), (4)	219,530,111	206,719,847	221,046,709	208,703,247	221,294,736	208,673,330
Oil and gas properties (2)	218,335,932	217,072,432	172,483,562	171,220,062	157,877,004	157,433,651
Future income tax benefit (6)	15,172,830	18,113,922	16,912,969	16,912,969	2,057,298	2,057,298
Total non-current assets	466,039,316	463,834,911	423,679,303	418,342,264	393,835,417	391,820,373
Total assets	678,397,710	674,764,742	631,753,732	625,578,254	662,410,760	658,010,862
Liabilities
Current liabilities:
Accounts payable and accrued liabilities (4)	63,954,479	62,159,756	59,372,354	58,090,593	131,807,259	131,610,666
Derivative contracts payables	136,304	136,304	-	-	-	-
Working capital facility	57,632,682	57,632,682	24,626,419	24,626,419	3,962,238	3,962,238
Current portion of loans	10,118,500	10,118,500	9,000,000	9,000,000	9,000,000	9,000,000
Current portion of indirect participation interest	540,002	540,002	540,002	540,002	540,002	540,002
Total current liabilities	132,381,967	130,587,244	93,538,775	92,257,014	145,309,499	145,112,906
Non-current liabilities:
Secured loan (5)	39,201,250	40,000,000	43,589,278	44,500,000	47,977,305	49,000,000
Deferred gain on contributions to LNG project (4)	13,076,272	-	13,076,272	-	13,076,272	-
Indirect participation interest (2)	39,620,430	49,100,810	39,559,718	49,040,098	70,892,669	86,304,316
Total non-current liabilities	91,897,952	89,100,810	96,225,268	93,540,098	131,946,246	135,304,316
Total liabilities	224,279,919	219,688,054	189,764,043	185,797,112	277,255,745	280,417,222
Non-controlling interest (7)	15,993	-	13,596	-	9,230	-
Equity
InterOil Corporation shareholders' equity:
Share capital (3)	622,277,557	624,658,927	613,361,363	615,742,733	540,082,767	542,464,137
Contributed surplus (3)	22,376,810	31,826,892	21,297,177	30,747,259	17,357,873	26,158,768
Warrants	-	-	-	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income	5,593,948	5,593,948	8,150,976	8,150,976	16,551,491	16,551,491
Conversion options (2)	13,270,880	-	13,270,880	-	17,140,000	-
Accumulated deficit	(209,417,397)	(207,019,993)	(214,104,303)	(214,873,709)	(208,105,380)	(209,709,259)
Total InterOil Corporation shareholders' equity	454,101,798	455,059,774	441,976,093	439,767,259	385,145,785	377,584,171
Non-controlling interest (7)	-	16,914	-	13,883	-	9,469
Total equity	454,101,798	455,076,688	441,976,093	439,781,142	385,145,785	377,593,640
Total liabilities and shareholders' equity	678,397,710	674,764,742	631,753,732	625,578,254	662,410,760	658,010,862

Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated statements of operations

The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:

	Six month period ended		Year ended		Six month period ended
	June 30, 2010		December 31, 2009		June 30, 2009
	$ (Un-audited)		$		$ (Un-audited)
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Revenue
Sales and operating revenues	401,218,722	401,218,722	688,478,965	688,478,965	308,411,228	308,411,228
Interest income	75,666	-	350,629	-	165,119	-
Other income	2,873,419	-	4,228,415	-	1,581,957	-
	404,167,807	401,218,722	693,058,009	688,478,965	310,158,304	308,411,228

Expenses
Cost of sales and operating expenses (excluding
depreciation shown below)	350,031,947	350,031,947	601,983,432	601,983,432	262,417,838	262,417,838
Administrative and general expenses (4)	17,601,227	17,488,884	33,254,708	30,087,894	14,617,065	12,846,054
Derivative loss/(gain)	681,347	681,347	(1,008,585)	(1,008,585)	(931,060)	(931,060)
Legal and professional fees (4)	3,599,322	3,480,947	9,067,413	6,490,539	3,847,982	2,500,636
Exploration costs, excluding exploration impairment	2,313,563	2,313,563	208,694	208,694	247,121	247,121
Short term borrowing costs	2,172,140	2,172,140	3,776,590	3,776,590	1,847,351	1,847,351
Long term borrowing costs (3)	2,486,176	2,486,176	8,788,041	17,871,168	6,432,965	15,516,092
Depreciation and amortization (1), (4)	7,008,111	6,769,314	14,321,775	13,785,845	7,154,347	6,876,846
Loss on equity accounted investment (4)	-	229,684	-	4,739,339	-	2,071,520
Gain on sale of oil and gas properties (2)	-	-	(7,364,468)	(8,846,468)	(1,087,483)	(1,327,483)
Loss on extinguishment of IPI liability (2)	-	-	31,710,027	32,359,214	-	-
Foreign exchange loss (4)	8,461,333	8,474,511	3,305,383	3,346,436	1,105,731	1,163,397
Non-controlling interest (7)	2,396	-	8,361	-	3,995	-
Interest income (4)	-	(75,276)	-	(342,888)	-	(158,478)
Other income	-	(2,873,419)	-	(4,228,415)	-	(1,581,957)
	394,357,562	391,179,818	698,051,371	700,222,795	295,655,852	301,487,877
Profit/(loss) before income taxes	9,810,245	10,038,904	(4,993,362)	(11,743,830)	14,502,452	6,923,351
Income tax (expense)/benefit (4), (6)	(5,123,339)	(2,182,159)	11,075,989	11,130,659	(2,420,902)	(2,376,487)
Net profit/(loss)	4,686,906	7,856,745	6,082,627	(613,171)	12,081,550	4,546,864
Less: Net (profit)/loss attributable to the non-controlling interest (7)	-	(3,029)	-	(8,457)	-	(4,042)
Net profit/(loss) attributable to InterOil Corporation	4,686,906	7,853,716	6,082,627	(621,628)	12,081,550	4,542,822

Reconciliation to accounting principles generally accepted in the United States (cont’d)

Reconciliation of Canadian GAAP net income/(loss) to U.S. GAAP net income/(loss)

	Six month period ended	Year ended	Six month period ended
	June 30,	December 31,	June 30,
	2010	2009	2009
	$ (Un-audited)	$	$ (Un-audited)
Net profit as shown in the Canadian GAAP financial statements	4,686,906	6,082,627	12,081,550
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	226,351	478,934	237,225
Decrease in non-controlling interest expense (7)	(633)	(96)	(47)
Increase in reporting income due to reversal of proportionate consolidation of LNG Project and equity accounting the investment (4)	-	1,067,221	1,067,221
Increase in reporting income due to the movement in future income tax benefit in relation to the refinery plant and equipment (6)	2,941,092	-	-
Increase in gain on sale of oil and gas properties arising from conveyance accounting due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	-	1,482,000	240,000
Description of items having the effect of decreasing reported income
Increase in long term borrowing costs relating to immediate expense of portion of placement fees and accretion of BCF on conversion of 8% subordinated debentures (3)	-	(9,083,127)	(9,083,127)
Increase in loss on extinguishment of IPI liability arising from IPI buyback due to the initial IPI proceeds not being bifurcated under U.S. GAAP (2)	-	(649,187)	-
Net profit/(loss) according to US GAAP	7,853,716	(621,628)	4,542,822

Statements of comprehensive income/(loss), net of tax

	Six month period ended	Year ended	Six month period ended
	June 30,	December 31,	June 30,
	2010	2009	2009
	$ (Un-audited)	$	$ (Un-audited)
Net profit/(loss) before non-controlling interest in accordance with U.S. GAAP, net of tax	7,856,745	(613,171)	4,546,864
Foreign currency translation reserve, net of tax	(2,557,028)	(1,534,830)	(945,965)
Deferred hedge loss, net of tax	-	(18,012,500)	(10,200,850)
Total other comprehensive loss, net of tax	(2,557,028)	(19,547,330)	(11,146,815)
Comprehensive income/(loss), net of tax	5,299,717	(20,160,501)	(6,599,951)
Comprehensive income attribuable to the non-controlling interest, net of tax	(3,029)	(8,457)	(4,042)
Comprehensive income/(loss) attributable to InterOil Corporation, net of tax	5,296,688	(20,168,958)	(6,603,993)

Reconciliation to accounting principles generally accepted in the United States (cont’d)

Reconciliation of Canadian GAAP Statement of cash flows to U.S. GAAP:

	Six month period ended	Year ended	Six month period ended
	June 30, 2010	December 31, 2009	June 30, 2009
	$ (Un-audited)	$	$ (Un-audited)
Cash flows provided by (used in):

Operating activities - Canadian GAAP (as per consolidated cash flows)	(25,543,172)	44,500,367	78,726,229

Reconciling items:
Reclass exploration costs expensed as item classified as operating activity for US GAAP	(2,313,563)	(208,694)	(247,121)
Being LNG project related operating cash flows reversed for US GAAP cash flow statement	1,349,068	3,188,162	2,589,915
Operating activities - U.S. GAAP	(26,507,667)	47,479,835	81,069,023

Investing activities - Canadian GAAP (as per consolidated cash flows)	(29,844,073)	(85,567,346)	(43,933,534)

Reconciling items:
Reclass exploration costs expensed as item classified as operating activity for US GAAP	2,313,563	208,694	247,121
Being reversal of LNG Project expenditure for US GAAP cash flows	705,600	96,846	116,361
Being reversal of movement in restricted cash held relating to LNG Project for US GAAP cash flows	-	(61,074)	14,017
Investing activities - U.S. GAAP	(26,824,910)	(85,322,880)	(43,556,035)

Financing activities - Canadian GAAP (as per consolidated cash flows)	40,602,678	38,546,226	12,587,623

Reconciling items:
Being cash investment in LNG Project	(1,000,000)	-	-
Being reversal of PNG LNG cash calls from unrelated joint venture partners proportionately consolidated in Canadian GAAP cash flow statement	(866,600)	-	-
Financing activities - U.S. GAAP	38,736,078	38,546,226	12,587,623

(Decrease)/increase in cash and cash equivalents	(14,596,499)	703,181	50,100,611

Cash and cash equivalents, beginning of period (U.S.GAAP)	44,754,405	44,051,224	44,051,224

Cash and cash equivalents, end of period (U.S. GAAP)	30,157,906	44,754,405	94,151,835

Under Canadian GAAP, InterOil’s share in the LNG Joint venture project is proportionately consolidated and InterOil’s share of the JV cash flows will be taken up in InterOil consolidated cash flow statement.  The cash flows would be classified between operating, investing and financing as per the nature of the transaction.  Under U.S. GAAP, when an investment in an entity is accounted for by use of the equity method, an investor restricts its reporting in the cash flow statement to the cash flows between itself and the investee, for example, to dividends and advances.  The above cash and cash equivalents is different to the Canadian cash and cash equivalents balance due to the proportionate take up of the cash balance under Canadian GAAP, but equity accounting of the LNG investment in U.S. GAAP (refer (4) below).

Reconciliation to accounting principles generally accepted in the United States (cont’d)

Consolidated Statements of Shareholder’s Equity

	Six month period ended		Year ended		Six month period ended
	June 30, 2010		December 31, 2009		June 30, 2009
	$ (Un-audited)		$		$ (Un-audited)
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Share capital

At beginning of period	613,361,363	615,742,733	373,904,356	373,514,356	373,904,356	373,514,356
Issue of capital stock	8,916,194	8,916,194	239,457,007	242,228,377	166,178,411	168,949,781
At end of period	622,277,557	624,658,927	613,361,363	615,742,733	540,082,767	542,464,137
8% subordinated debentures

At beginning of period	-	-	10,837,394	-	10,837,394	-
Conversion to common shares	-	-	(10,837,394)	-	(10,837,394)	-
At end of period	-	-	-	-	-	-
Contributed surplus

At beginning of period	21,297,177	30,747,259	15,621,767	24,422,662	15,621,767	24,422,662
Fair value of options and restricted stock transferred to share capital	(3,923,379)	(3,923,379)	(2,185,642)	(2,185,642)	(1,581,105)	(1,581,105)
Stock compensation expense	5,003,012	5,003,012	8,290,681	8,290,681	3,317,211	3,317,211
Loss on extinguishment of IPI conversion options	-	-	(649,187)	-	-	-
Lapsed warrants transferred to contributed surplus	-	-	219,558	219,558	-	-
At end of period	22,376,810	31,826,892	21,297,177	30,747,259	17,357,873	26,158,768
Warrants

At beginning of period	-	-	2,119,034	2,119,034	2,119,034	2,119,034
Conversion to common shares	-	-	(1,899,476)	(1,899,476)	-	-
Lapsed warrants transferred to contributed surplus	-	-	(219,558)	(219,558)	-	-
At end of period	-	-	-	-	2,119,034	2,119,034
Accumulated Other Comprehensive Income

Deferred hedge gain/(loss)
At beginning of period	-	-	18,012,500	18,012,500	18,012,500	18,012,500
Deferred hedge (loss)/gain movement for period, net of tax	-	-	(18,012,500)	(18,012,500)	(10,200,850)	(10,200,850)
Deferred hedge gain/(loss) at end of period	-	-	-	-	7,811,650	7,811,650
Foreign currency translation reserve
At beginning of period	8,150,976	8,150,976	9,685,806	9,685,806	9,685,806	9,685,806
Foreign currency translation adjustment movement for period, net of tax	(2,557,028)	(2,557,028)	(1,534,830)	(1,534,830)	(945,965)	(945,965)
Foreign currency translation reserve at end of period	5,593,948	5,593,948	8,150,976	8,150,976	8,739,841	8,739,841
Accumulated other comprehensive income at end of period	5,593,948	5,593,948	8,150,976	8,150,976	16,551,491	16,551,491
Conversion options

At beginning of period	13,270,880	-	17,140,000	-	17,140,000	-
Movement for period	-	-	(3,869,120)	-	-	-
At end of period	13,270,880	-	13,270,880	-	17,140,000	-
Accumulated deficit

At beginning of period	(214,104,303)	(214,873,709)	(220,186,930)	(214,252,081)	(220,186,930)	(214,252,081)
Net profit/(loss) for period	4,686,906	7,853,716	6,082,627	(621,628)	12,081,550	4,542,822
At end of period	(209,417,397)	(207,019,993)	(214,104,303)	(214,873,709)	(208,105,380)	(209,709,259)
InterOil Corporation shareholders' equity at end of period	454,101,798	455,059,774	441,976,093	439,767,259	385,145,785	377,584,171
Non-controlling interest

At beginning of period	-	13,883	-	5,427	-	5,427
Movement for period	-	3,031	-	8,456	-	4,042
At end of period	-	16,914	-	13,883	-	9,469
Total equity at end of period	454,101,798	455,076,688	441,976,093	439,781,142	385,145,785	377,593,640

Reconciliation to accounting principles generally accepted in the United States (cont’d)

Per share amounts

Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period.  Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.

For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method.  Conversion options, stock options and restricted stock units totaling 2,547,496 common shares at prices ranging from $9.80 to $68.55 were outstanding as at June 30, 2010 and were included in the computation of the diluted earnings per share for the six months ended June 30, 2010.

Potential dilutive instruments outstanding	June 30, 2010	December 31, 2009	June 30, 2009
Employee stock options	1,948,500	1,838,500	1,776,500
Employee restricted stock	120,183	41,400	-
Indirect Participation interest - conversion options	473,813	527,147	2,000,000
Warrants	-	-	337,252
Others	5,000	5,000	5,000
Total stock options/shares outstanding	2,547,496	2,412,047	4,118,752

The reconciliation between the income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in the EPS calculation for the six months ended June 30, 2010 is as follows:

	Six month period ended June 30, 2010	Year ended December 31,	Six month period ended June 30, 2009
	$ (Un-audited)	2009	$ (Un-audited)

Income/(loss) available to the common shareholders	7,853,716	(621,628)	4,542,822
Non-controlling interest	3,029	-	-
Income/(loss) available to dilutive holders	7,856,745	(621,628)	4,542,822

The income available to the common shareholders and the income available to the dilutive holders, used in the calculation of the numerator in both the normal and diluted EPS calculation for the year ended December 31, 2009 and the six months ended June 30, 2009 is the net profit/loss as per Consolidated Statement of Operations.  This is due to the fact that the inclusion of convertible securities under ‘if-converted’ method in the calculation would result in the EPS being anti-dilutive.

The reconciliation between the ‘Basic’ and ‘Basic & Diluted’ shares, used in the calculation of the denominator in the EPS calculation is as follows:

	Six month period ended June 30, 2010	Year ended December 31, 2009	Six month period ended June 30, 2009

Basic	43,663,674	39,900,583	37,216,877
Employee options	1,070,138	-	450,233
Employee restricted stock	15,125	-	-
Warrants	-	-	57,696
Indirect Participation interest	507,994	-	-
Other	5,000	-	-
Basic and diluted	45,261,931	39,900,583	37,724,806

Weighted average number of shares on which earnings per share calculations are based in accordance with U.S. GAAP	Six month period ended	Year ended December 31,	Six month period ended
	June 30, 2010	2009	June 30, 2009
Basic	43,663,674	39,900,583	37,216,877
Effect of dilutive options	1,598,257	-	507,929
Diluted	45,261,931	39,900,583	37,724,806
Net profit/(loss) per share in accordance with U.S. GAAP
Basic	0.18	(0.02)	0.12
Diluted	0.17	(0.02)	0.12

Reconciliation to accounting principles generally accepted in the United States (cont’d)

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use.  The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.  Operations of the refinery commenced on January 1, 2005 under Canadian GAAP.  Therefore, the Company continued to capitalize December 2004’s results to the refinery project.  Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during the period.

(2)	Indirect participation interest

As disclosed in note 19 in the unaudited consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000.  Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.  Under U.S. GAAP, the Company has not bifurcated the amount as the Company has opted to utilize the scope exception under ASC 815-10-15 for ‘derivatives that impede sales accounting’.

As explained in note 19, from the date of the agreement up to June 30, 2010, certain investors’ with a combined 12.635% interest in the eight well drilling program have waived their right to convert their IPI percentage into 1,684,667 common shares. As a result, conveyance was triggered on this portion of the IPI agreement.  As the initial IPI proceeds were not bifurcated under U.S. GAAP, the total conveyance proceeds available for the conveyed interest, the amounts offset against oil and gas properties, and the gain recognised in the statement of operations under U.S. GAAP differs to the Canadian GAAP amounts.

During 2009, the Company bought a combined 4.8364% interest in the IPI Agreement from certain investors with the consideration settled in InterOil common shares (refer to section ‘Extinguishment of IPI liability’ section in note 19).  The extinguishment of liability model adopted by management for this transaction compares the fair value and book value of the IPI liability and transfers the difference to the statement of operations.  Under Canadian GAAP, $649,187 was transferred to contributed surplus as the initial liability was bifurcated between the liability and equity component, and this amount related to equity component.  However under U.S. GAAP, as the company has not bifurcated the liability, $649,187 has also been transferred to the statement of operations as an expense.

(3)	8% subordinated debentures

As disclosed in Note 22 in the unaudited consolidated financial statements, on May 13, 2008, the Company completed the issue of $95,000,000 unsecured 8% subordinated convertible debentures with a maturity of five years.  Under Canadian GAAP, these debentures were assessed based on the rights attached to the instrument and Management valued the equity and liability component of the instrument using the residual value basis.

Under U.S. GAAP, Management assessed the debentures following the guidance under ASC 815 to determine whether the embedded conversion option needs to be bifurcated and disclosed separately.  The embedded conversion option did not satisfy the condition of embedded derivatives that requires separation due to the scope exception under ASC 815-10 as the option is indexed to the Company’s own stock and would have been classified in Shareholder’s equity if it had been separated.

As ASC 815 bifurcation is not applicable, the provisions of ASC 470-20 requires that the instrument be assessed for any ‘Beneficial Conversion Features (‘BCF’)’ included in the instrument, which should be separated using the intrinsic value method as noted.  Based on the guidance, the BCF has been valued at $8,821,320 which was separated and classified separately under equity as Contributed Surplus.  After separation, the liability component was being accreted over the life of the debentures, being 5 years till May 2013.

During the six months ended June 30, 2009, all remaining debenture holders either exercised their conversion rights or were mandatorily converted into common shares due to a mandatory conversion resulting from daily VWAP of the common shares being above $32.50 for at least 15 consecutive trading days.

U.S. GAAP requires the expensing of all unamortized deferred financing costs, placement fee, and the remaining accretion relating to debentures converted prior to its maturity in the period of the conversion.  No such expensing is required under Canadian GAAP. This amounts to an additional expense of $9,083,127 under U.S. GAAP during the six month period ended June 30, 2009.

Reconciliation to accounting principles generally accepted in the United States (cont’d)

(4)	Investment in LNG Project/Deferred gain on contributions to LNG Project

As disclosed in Note 13 in the unaudited consolidated financial statements, a Shareholders Agreement was signed on July 30, 2007 which converted PNG LNG Inc. and its subsidiaries into a joint venture project from being a subsidiary of InterOil.  Under Canadian GAAP, joint ventures are proportionately consolidated into the Company’s consolidated financials based on the shareholding in the joint venture.

Applying the guidance under ASC 323-10, a corporate joint venture has to be equity accounted under U.S. GAAP. InterOil has also followed the guidance under ASC 505-10 wherein a gain on contributions to the joint venture is not recognised, however, a gain is recognised as a result of a change in economic interest.

On February 27, 2009, InterOil LNG Holdings Inc. and Pacific LNG Operations Ltd, acquired Merrill Lynch’s interest in the Joint Venture Company. InterOil issued 499,834 common shares totalling $11,250,000 for its share of the settlement. This acquisition increased InterOil’s economic interest in the joint venture from 82.14% to 86.66%.

InterOil will account for the joint venture using equity accounted method.  In addition to the gain or loss recognised as part of the operations, InterOil will also recognise any difference between the Investment carried in its balance sheet and the underlying equity in net assets of the joint venture in the statement of operations and the investment balance will increase/decrease in line with this difference.

The adjustments to reflect the reversal of proportionately consolidated balances and take-up of equity accounted balances have been summarised below. Given below is the Midstream – liquefaction consolidated balance sheet and statement of operations under Canadian GAAP and U.S. GAAP.  The statement of operations incorporates results for the six months ended June 30, 2010.  PNG LNG Inc. was a subsidiary of InterOil until the date of the Shareholder’s Agreement and has been proportionately consolidated subsequent to that date.

Midstream - liquefaction	Canadian GAAP	GAAP	US GAAP
Consolidated Balance Sheet		Adjustments

Cash and cash equivalents	1,507,446	(1,507,346)	100
Other assets	6,427	(6,427)	-
Current assets	1,513,873	(1,513,773)	100

Investment in LNG Project	-	13,891,457	13,891,457
Goodwill	6,626,317	(5,761,940)	864,377
Plant and equipment	3,006,624	(3,006,624)	-
Total assets	11,146,814	3,609,120	14,755,934

Accounts payable and accrued liabilities	1,794,729	(1,794,729)	-
Intercompany payables	20,342,011	(85,210)	20,256,801
Current liabilities	22,136,740	(1,879,939)	20,256,801

Deferred gain on contributions to LNG project	13,076,272	(13,076,272)	-
Total non-current liabilities	13,076,272	(13,076,272)	-

Share capital	1	-	1
Accumulated deficit	(24,066,199)	18,565,331	(5,500,868)
Shareholders' Equity	(24,066,198)	18,565,331	(5,500,867)
Total liabilities and Shareholders' equity	11,146,814	3,609,120	14,755,934

Midstream - liquefaction	Canadian GAAP	GAAP	US GAAP
Consolidated Statement of Operation		Adjustments

Interest income	390	(390)	-
Total revenues	390	(390)	-

Administrative and general expenses	460,739	(112,344)	348,395
Depreciation and amortization	12,445	(12,445)	-
Legal and professional fees	118,375	(118,375)	-
Borrowing costs	692,462	-	692,462
Foreign exchange (gain)/loss	(13,178)	13,178	-
Loss on equity accounted investment	-	229,684	229,684
Income taxes	88	(88)	-
Total expenses	1,270,931	(390)	1,270,541

Net (loss)/gain	(1,270,541)	-	(1,270,541)

Reconciliation to accounting principles generally accepted in the United States (cont’d)

(5)	Deferred Financing costs

Deferred financing costs are offset against the respective liabilities under Canadian GAAP; however, the same is disclosed as a separate item on the face of the balance sheet under US GAAP in accordance with guidance under ASC 835-30.

(6)	Income tax effect of adjustments

As noted in note (1) above, due to the difference in the cost basis of the refinery under U.S. GAAP and Canadian GAAP, the future income tax benefit in relation to the refinery plant and equipment also varies. During the six month period ended June 30, 2010, the movement in temporary differences for which no valuation allowance was recorded amounted to $2,941,092.  The income tax effect of this difference was an increase to the future tax asset, and a corresponding credit to the income tax expense of $2,941,092 respectively.

(7)	Non controlling interest

The non-controlling interest movements are the result of the U.S. GAAP adjustments relating to the midstream operations described in point 1 above.  Non-controlling interests are classified under temporary equity classification on the balance sheet under Canadian GAAP; however, the same is disclosed as equity, but separate from the parent’s equity, under US GAAP in accordance with guidance under ASC 810-10.  In addition, under Canadian GAAP, net income attributable to the non-controlling interest generally was reported as an expense or other deduction in arriving at consolidated net income.  However, ASC 810-10 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.  It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest.